  EXHIBIT 99.1

March 21, 2019	News Release 19-04

Independent Counsel Concludes Pretivm-Initiated Investigation

Vancouver, British Columbia, March 21, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports that independent legal counsel and a consultant retained to investigate recent trading in its shares have reached two clear, main conclusions. First, the investigation found no evidence of an information leak by the Company. Second, there is evidence of instances of market manipulation in trading of Pretivm shares by an outside party or parties. The findings of the investigation, summarized below, have been turned over to the US and Canadian securities regulators for possible further action relating to the evidence of market manipulation.

Pretivm initiated the external investigation into unusual trading of its shares

Pretivm engaged independent legal counsel to examine unusual trading activity in its shares leading up to its news release dated January 9, 2019. The investigation comprised an examination of a) Pretivm’s internal and external communications, and b) trading in Pretivm common shares and derivatives. Independent legal counsel was provided with complete and unrestricted access to all Pretivm internal and external communications for the review.

No evidence of information leaks from Company

The independent investigation of Pretivm’s communications found no evidence of a leak of confidential information to market participants. In addition, Pretivm’s disclosure policies and procedures were reviewed and found to be compliant with all applicable laws and in conformance with best practices. As a result of the investigation, the independent legal counsel recommended minor revisions to the Company’s policies and procedures. These recommendations have been adopted by the Company.

Evidence of market manipulation through abnormal, high volume sell-side common share order cancellation during trading; sharp rise in open interest of short-dated put options leading up to September 6, 2018

As part of the investigation, the independent counsel retained a consultant to examine the trading in Pretivm’s shares and derivatives leading up to Pretivm’s January 9, 2019 news release, and additionally for trading leading up to and including September 6, 2018 when Pretivm’s share price decreased sharply. In the opinion of the independent consultant, there is evidence of market manipulation in trading of Pretivm shares based on a review of executed, created, cancelled and outstanding sell orders in Pretivm’s shares during both periods of review. In analyzing trading in Pretivm’s shares, the consultant identified an unusually high volume of odd-lot orders, and patterns of massive blocks of sell orders created and cancelled in rapid succession (within the same second) below and above the best offer. In one key finding in respect of the abnormal volume of order cancellations, on September 6, 2018 sell orders for over 700,000 PVG shares were created and cancelled within the two, one-minute intervals between 11:45am and 11:47am EST. (By way of comparison, sell orders for an average of 4,297 PVG shares were created and cancelled for each minute of trading between July 1 and July 31, 2018.)

In reviewing PVG option trading from August 1, 2018 through to September 5, 2018, the consultant identified an unusually sharp rise in both the put-to-call ratio and short-dated put to long-dated put ratio leading up to the share price drop on September 6, 2018.

Reports forwarded to US and Canadian securities regulators for possible further action

The independent legal counsel retained by Pretivm has completed its investigation into the trading of Pretivm shares, and has forwarded all reports to US and Canadian securities regulators. Pretivm will cooperate with the securities regulators to its fullest extent in their review of trading in shares of Pretivm.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

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